UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                             SEC FILE NUMBER      000-30852
                                                              -----------------

                                             CUSIP NUMBER
                                                              -----------------

[ ] Form 10-K            [X] Form 20-F          [ ] Form 11-K

[ ] Form 10-Q            [ ] Form N-SAR         [ ] Form N-CSR


For Period Ended:     December 31, 2003
                     ---------------------------------------------

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

    For the Transition Period Ended: __________________________________________



         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________


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                                     PART I

                             REGISTRANT INFORMATION
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Full Name of Registrant:     Grupo Financiero Galicia S.A.
                             ------------------------------------------------------------

Former Name if Applicable:
                             ------------------------------------------------------------

Address of Principal Executive Office (Street and Number):  Tte. Gral. Juan D. Peron  456
                                                            -----------------------------

City, State and Zip Code:  C1038 AAJ-Buenos Aires, Argentina
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                                     PART II
                             RULE 12-b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|       (a)       The reasons described in reasonable detail in Part III of
                    this form could not be eliminated without unreasonable effort or expense.

|X|       (b)       The subject annual report, semi-annual report, transition
                    report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or
                    Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date.

|_|       (c)       The accountant's statement or other exhibit required by
                    Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Throughout all of 2003, Banco de Galicia y Buenos Aires S.A. (the "Bank"), a 93.6% subsidiary of the registrant that carries out substantially all of the registrant's operating activities, was engaged in negotiations with members of an ad hoc steering committee representing the Bank's principal bank and multilateral agency creditors (together, the "bank creditors") regarding the restructuring of the foreign debt of the Bank's head office and Cayman Branch. The registrant had an active role in the Bank's foreign debt restructuring, particularly in connection with the registrant's issuance of preferred shares, which were offered to the Bank's creditors as one of the restructuring exchange options.

     In December 2003, the Bank announced the terms of the restructuring to its bank creditors and bondholders, and, on May 18, 2004, the Bank successfully closed the restructuring of $1,320.9 million of its foreign debt, representing 98.2% of the foreign debt eligible for restructuring. The complex restructuring involved multiple loan facilities, bond indentures and various groups of creditors.

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

     As a result of the significant time and resources of the registrant and the Bank that were required to be devoted to the successful completion of the restructuring described above, the registrant was unable to collect, process and evaluate, within the required time period, the information required to be disclosed in its filing on Form 20-F for the period ended December 31, 2003 (the "annual report"), without unreasonable effort and expense. The registrant expects that the annual report will be filed as soon as reasonably practicable and in no event later than the fifteenth calendar day following the prescribed filing date.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

         Pedro Richards                             +5411434 343-7528
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          (Name)                              (Area Code)  (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                       |X|  Yes  | |   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       |X|  Yes  | |   No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The registrant will record a net loss for fiscal year 2003 significantly lower than that for fiscal year 2002. As previously announced on February 6, 2004, the net loss for fiscal year 2003 was Ps. 217.1 million as compared to a net loss of Ps. 1,471.5 million in fiscal year 2002, in each case calculated under Argentine banking generally accepted accounting principles. The registrant's financial margin (net financial income divided by average interest-earning assets) during 2003 contracted to 0.86%, generally as a result of the continued negative effects of the economic crisis in Argentina of late 2001 and early 2002. In fiscal 2003, however, the registrant achieved improvement in the quality of its loan portfolio, which, together with lower administrative and other expenses, contributed to a reduction in net loss compared to fiscal year 2002.

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

                          Grupo Financiero Galicia S.A.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     July 1, 2004                     By /s/ Antonio R. Garces
     --------------------------             ------------------------------------
                                            Name:  Antonio R. Garces
                                            Title: Chief Executive Officer

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